CONSENT OF EXPERT

March 30, 2017

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Stephen Juras, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the “Technical Report for Kişladağ Gold Mine, Turkey” dated March 15, 2010 and effective January 2010 and (ii) the “Technical Report on the Efemçukuru Project” dated September 17, 2007 and of extracts from or a summary of the respective technical reports and other information pertaining to these projects, and the description of all mineral resources, with the exception of the Sapes Project, of Eldorado Gold Corporation (the “Company”) in the Annual Information Form for the year ended December 31, 2016 (the “AIF”) being filed with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2016 (the “Form 40-F”), and the use of my name in the AIF and the Form 40-F and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/ Stephen Juras
Stephen Juras, P.Geo
Eldorado Gold Corporation
Director, Technical Services